Protagenic Therapeutics, Inc.

149 Fifth Avenue

New York, NY 10010

September 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Protagenic Therapeutics, Inc. Registration Statement on Form S-3/A Filed September 10, 2021 File No. 333-258825

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Protagenic Therapeutics, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3/A (File No. 333-258825) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2021 (the “Registration Statement”), be declared effective on September 17, 2021, at 8:00 a.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours,

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Alexander K. Arrow
Alexander K. Arrow Chief Financial Officer

cc:	Dean Colucci, Duane Morris LLP